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                              September 1, 2023

       Justin Hall
       Chief Executive Officer
       NovaBay Pharmaceuticals, Inc.
       2000 Powell Street, Suite 1150
       Emeryville, California 94608

                                                        Re: NovaBay
Pharmaceuticals, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed May 18, 2023
                                                            File No. 001-33678

       Dear Justin Hall:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed May 18, 2023

       Pay-versus-Performance, page 36

   1. We note your disclosure in the pay versus performance table of negative amounts for your total shareholder
return. It is not clear whether the amounts reported represent the dollar value, based on the
cumulative total shareholder return as of the end of each year, of a fixed investment
beginning at the measurement point of $100 dollars in your stock, as required by Regulation
S-K Item 402(v)(2)(iv). Please ensure that you present your total shareholder return
amounts in the table as required by Regulation S-K Item 402(v)(2)(iv).
   2. Regarding the table in footnote b of the "Reconciliation of Compensation Actually Paid
                                                        Table" section, it is
unclear what amounts are reflected in the columns titled "Period-over-
                                                        period change in fair
value of outstanding and unvested equity awards" and "Period-over-
                                                        period change in fair
value of equity awards granted in prior periods that vested in the period." Specifically,
equity awards granted in prior years that either remain unvested or that vest during the
relevant year should be valued as the difference between the fair value as of the end of the
prior fiscal year and end of the fiscal year or the vesting date, respectively, not the
"period-over-period" change in value. Please ensure that your table headings reflect
accurately the amounts used to calculate compensation actually paid.
                                                        Refer to Regulation S-K
Item 402(v)(2)(iii)(C)(1)(iv).
 Justin Hall
FirstName   LastNameJustin Inc.
                           Hall
NovaBay Pharmaceuticals,
Comapany 1,
September   NameNovaBay
               2023        Pharmaceuticals, Inc.
September
Page  2     1, 2023 Page 2
FirstName LastName
       Please contact Meg Graham at 202-551-6521 or Charlie Guidry at 202-551-3621 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program